                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                                  SYLVAN INC.
            --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    871371100
            --------------------------------------------------------
                                 (CUSIP Number)

                               Roger H. Claypoole
                                One Moonlight Dr.
                              Worthington, PA 16262
                             724-297-5491 (Ext. 201)
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:

                                Daniel L. Wessels
                              Cohen & Grigsby, P.C.
                          11 Stanwix Street, 15th Floor
                              Pittsburgh, PA 15222
                                 (412) 297-4900

                                  June 13, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 871371100                                         Page 2 of 9 Pages
----------------------                                   -----------------------

-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Dennis C. Zensen
-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [X]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY

-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS
              PF
-------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS    2(d) or 2(e)                                             [ ]
-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
-------------------------------------------------------------------------------
         NUMBER OF       7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   30,000
         OWNED BY        ------------------------------------------------------
           EACH          8       SHARED VOTING POWER
        REPORTING                     694,128
         PERSON
          WITH           ------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
                                      30,000
                         ------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                      694,128
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                724,128
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                14.0%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 871371100                                         Page 3 of 9 Pages
----------------------                                   -----------------------

-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Donald A. Smith
-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [X]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY

-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS
                N/A
-------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS    2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
-------------------------------------------------------------------------------
    NUMBER OF         7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                     40,334
     OWNED BY         ---------------------------------------------------------
       EACH           8       SHARED VOTING POWER
    REPORTING                       - 0 -
      PERSON
       WITH           ---------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER
                                    40,334
                      ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                                    - 0 -
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                40,334
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.8 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                                     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 871371100                                         Page 4 of 9 Pages
----------------------                                   -----------------------

-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Virgil Jurgensmeyer
-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY

-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS
             PF
-------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
-------------------------------------------------------------------------------
    NUMBER OF         7        SOLE VOTING POWER
      SHARES                       30,000
   BENEFICIALLY
     OWNED BY         ---------------------------------------------------------
       EACH           8       SHARED VOTING POWER
    REPORTING                       - 0 -
      PERSON
       WITH           ---------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER
                                    30,000
                      ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                                    - 0 -
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                30,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.6%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 871371100                                         Page 5 of 9 Pages
----------------------                                   -----------------------

-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Roger H. Claypoole
-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY

-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS
                N/A
-------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
-------------------------------------------------------------------------------
    NUMBER OF         7        SOLE VOTING POWER
      SHARES                      - 0 -
   BENEFICIALLY
     OWNED BY         ---------------------------------------------------------
       EACH           8       SHARED VOTING POWER
    REPORTING                     - 0 -
      PERSON
       WITH           ---------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER
                                  - 0 -
                      ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                                  - 0 -
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                - 0 -
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 871371100                                         Page 6 of 9 Pages
----------------------                                   -----------------------

-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Snyder Associated Companies, Inc.
-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY

-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS
                N/A
-------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Pennsylvania
-------------------------------------------------------------------------------
    NUMBER OF         7       SOLE VOTING POWER
      SHARES                         - 0 -
   BENEFICIALLY
     OWNED BY         ---------------------------------------------------------
       EACH           8       SHARED VOTING POWER
    REPORTING                        - 0 -
      PERSON
       WITH           ---------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER
                                     - 0 -
                      ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                                     - 0 -
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                - 0 -
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 871371100                                         Page 7 of 9 Pages
----------------------                                   -----------------------

-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Chas. A. Neal & Company
-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [X]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY

-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS
                N/A
-------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS    2(d) or 2(e)                                             [ ]
-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Oklahoma
-------------------------------------------------------------------------------
    NUMBER OF         7       SOLE VOTING POWER
      SHARES                      - 0 -
   BENEFICIALLY
     OWNED BY         ---------------------------------------------------------
       EACH           8       SHARED VOTING POWER
    REPORTING                     - 0 -
      PERSON
       WITH           ---------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER
                                  - 0 -
                      ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                                  - 0 -
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                - 0 -
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                 CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 871371100                                         Page 8 of 9 Pages
----------------------                                   -----------------------


         This Amendment No. 1 (this "AMENDMENT") amends the statement on
Schedule 13D filed on April 24, 2003 (the "ORIGINAL STATEMENT") by Dennis C. Zensen, Donald A. Smith, Virgil Jurgensmeyer, Roger H. Claypoole, the Snyder Associated Companies, Inc., and Chas. A. Neal & Company (each a "REPORTING PERSON" and, collectively, the "REPORTING PERSONS"). The Reporting Persons have withdrawn their nonbinding offer to acquire the Issuer, as described in Item 4 of the Original Statement, and are amending Item 4 accordingly. Capitalized terms used in this Amendment that are not otherwise defined herein have the meanings given to them in the Original Statement.

ITEM 4. PURPOSE OF TRANSACTION.

         On June 13, 2003, the Reporting Persons withdrew their nonbinding offer to acquire the Issuer. The nonbinding offer is described in Item 4 of the Original Statement. The Reporting Persons notified the Issuer of the withdrawal and explained the reasons for the withdrawal in a letter dated June 13, 2003. A copy of the withdrawal letter is attached as Exhibit 99.4 and is incorporated herein by reference.

         The Reporting Persons remain interested in acquiring control of the Issuer and will continue to explore opportunities to acquire control of the Issuer. The Reporting Persons may submit another proposal to the board of directors of the Issuer but have not determined whether or when to do so, or what the terms and conditions of any new proposal might be.

         One or more of the Reporting Persons (or their affiliates) may purchase additional shares of Common Stock, or sell shares of Common Stock on the open market or in private transactions.

         Except as set forth in this Item 4, the Reporting Persons have no other plans or intentions that relate to or would result in the events set forth in
Item 4 of the instructions to Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.4 Withdrawal letter dated June 13, 2003 from the Reporting Persons to the special committee of the board of directors of the Issuer.

                                   SIGNATURES

         After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

Date: June 17, 2003.


*                                               *
-------------------------------------           -------------------------------
Dennis C. Zensen                                Virgil Jurgensmeyer


*                                               /s/ Roger H. Claypoole
-------------------------------------           -------------------------------
Donald A. Smith                                      Roger H. Claypoole


Snyder Associated Companies, Inc.               Chas. A. Neal & Company

   By:      *                                       By:   *
       ------------------------------                   -----------------------
   Name:    Roger H. Claypoole                      Name:  Roger H. Claypoole
         ----------------------------                     ---------------------
   Title:   Attorney-in-Fact                        Title:   Attorney-in-Fact
          ---------------------------                      --------------------


*By:     /s/ Roger H. Claypoole
    ---------------------------------
         Roger H. Claypoole
         Attorney-in-Fact